UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA informs about agreement between Fintech Advisory and Vinci Airports

Mexico City, Mexico, July 31, 2022— Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), informs that today, it received a letter from Fintech Advisory Inc. (“Fintech”) under which OMA was informed that certain affiliates of Fintech have entered into a share purchase agreement with a subsidiary of VINCI Airports SAS (“VINCI”) to indirectly sell 29.9% of the capital stock of OMA. Such sale will be implemented through the sale to Vinci of 100% of the equity interests in Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) and Aerodrome Infrastructure S.á r.l. (“Aerodrome”), which at the time of the sale will own 49,766,000 Series BB shares and 7,516,377 Series B shares of OMA, in the case of SETA, and approximately 58,529,833 Series B shares of OMA in the case of Aerodrome.

The purchase price agreed for the sale of SETA is approximately US$578.7 millions and the purchase price agreed for the sale of Aerodrome, net of debt, including intercompany debt between Aerodrome and certain affiliates of Fintech, is approximately US$236.7 millions.

The consummation of the transaction is subject to certain customary closing conditions, including applicable regulatory approvals.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 31, 2022